

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 28, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
6.375% Series L Term Preferred Stock due 2029, par value $0.01 per share, of Priority
Income Fund, Inc. under the Exchange Act of 1934.

Sincerely,

